

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-mail
Christopher Pappas
Chairman, President and Chief Executive Officer
100 East Ridge Road
Ridgefield, Connecticut 06877

     Re: The Chefs' Warehouse, Inc.
            Form 10-K for the Fiscal Year Ended December 28, 2012
            Filed March 13, 2013
            Definitive Proxy Statement on Schedule 14A
            Filed April 3, 2013
            File No. 1-35249

Dear Mr. Pappas:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2012

Critical Accounting Policies, page 35

Valuation of Goodwill and Intangible Assets, page 36

1. We have read your disclosure that you have a single reporting unit for the purposes of testing goodwill. In light of your geographical diverse markets including the various acquisitions since your initial public offering, please tell us why you do not have multiple operating segments given your geographic diversity. If you believe you only have one operating segment but multiple components within that segment, please explain to us in detail how such components have similar economic characteristics. Note that a reporting unit is an operating segment or, if an operating segment consists of two or more

Christopher Pappas
The Chefs' Warehouse, Inc.
April 15, 2013
Page 2

component businesses, a reporting unit is potentially the business unit that is one level below the operating segment level. Reporting units are those component business units if discrete financial information exists for them, segment management regularly reviews their operating results. Refer to ASC 350-20-35-33 to 38.

Commitments and Significant Contractual Obligations, page 43

2. We note your statement, "The indebtedness for our revolver and term loan shown above exclude interest payments due because those instruments have floating rate debt." Tell us what consideration you gave to providing an estimate for interest related to your variable rate obligations. We assume an estimate could be made using rates based on a certain date.

Note 10 – Goodwill and Other Intangible Assets, page 62

3. We note your customer relationships being amortized over a period of six to thirteen years. In that regard, please explain to us in further detail how the useful lives of your customer relationships are determined.

Note 11 – Debt Obligations, page 63

4. Refer to your disclosure, "Upon entering into the New Credit Agreement, the Company wrote off deferred financing fees of approximately $237 related to a portion of the Credit Agreement, as this part of the transaction was considered an extinguishment of existing debt. The remaining deferred financing fees from the Company's previous credit facility of approximately $773 will be amortized over the life of the New Credit Agreement as this was considered a modification of existing debt." Provide to us your comprehensive accounting analysis which supported accounting for the New Credit Agreement as part extinguishment and part non-substantial modification of existing debt.

Note 12 – Stockholders' Equity, page 65

5. Please tell us and revise your disclosure to provide total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which total compensation cost is expected to be recognized. Also, tell us and disclose if any compensation cost related to your restricted share awards has been capitalized. Refer to the stock compensation disclosure requirements beginning at ASC 718-10-50-2h and 2i.

Definitive Proxy Statement on Schedule 14A filed April 3, 2013

Executive Compensation, page 19

Long-Term Equity Compensation, page 28

6. We note that you disclose the number of shares of time-based and performance-based vesting restricted stock each executive officer received. Please expand your disclosure to explain the reason and basis for the allocation of these awards to each executive officer in the stated amounts, including the manner in which the Compensation Committee set the percentages of base salary on which the awards were based and determined that Mr. Austin should receive 100,000 shares of restricted stock upon his hiring.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551- 3342 or Lilyanna Peyser, Special Counsel, at (202) 551 - 3222 if you have questions regarding any other comments. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief